Filed Pursuant to Rule 433

Registration No. 333-205684

March 24, 2017

FREE WRITING PROSPECTUS

(To Prospectus dated February 16, 2017)

[Name]

Just one week after Rich Uncles NNN REIT, Inc. acquired Northrop-Grumman's engineering facility located in the city of Melbourne (Florida's Space Coast), we are proud to announce yet another property being added to our Rich Uncles Real Estate Investment Trust I portfolio! REIT I closed its California-only investors stock offering last July after raising approximately $85 million.

Rich Uncles REITs are nearly at $200 million in assets under management (AUM) with 31 commercial investment properties actively generating rental revenue.

REIT I's newest property acquired at $27M is a Class-A office building, leased to Sutter Health Group and is located in the city of Rancho Cordova, California, in the greater Sacramento area.

Sutter Health Group is an investment-grade tenant and is a leading provider of full range medical services serving more than 100 communities and employing nearly 51,000 in Northern California.

While REIT I's stock is no longer available for purchase, Rich Uncles NNN REIT, Inc. is conducting a national $1 billion IPO that is available in the 22 States listed below. To date, NNN REIT has raised over $42.5 million and has acquired 10 commercial investment properties in addition to owning a 4.38% interest in REIT I.

LEARN MORE	INVEST NOW

If you have any questions about our real estate investment trust, or the prospectus, please call us at (855) Rich-Uncles or simply reply to this email.

Sincerely,

Rich Uncles Investor Relations

(855) Rich-Uncles

About Rich Uncles Rich Uncles is a Real Estate Investment Trust (REIT) that allows small investors the opportunity to invest in commercial property. Learn more	Contact Us 3080 Bristol Street, Suite 550 Costa Mesa, CA 92626 info@RichUncles.com 1-855-Rich-Uncles (1-855-742-4862)

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Rich Uncles NNN REIT, Inc. has filed a registration statement (including a prospectus) with the US Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in the registration statement and the other documents Rich Uncles NNN REIT has filed with the SEC for more complete information about Rich Uncles and the securities offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Rich Uncles will arrange to send you the prospectus if you request it by calling toll-free (855) Rich-Uncles or emailing prospectus-nnn@richuncles.com, or by visiting http://www2.richuncles.com/e/209752/prospectus-nnn/y76s/33255985. This is not an offering, which may be made only by prospectus. The Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The $1 Billion offering of our common stock is currently approved in the following States: California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kentucky, Louisiana, Montana, Nevada, New Hampshire, New York, South Dakota, Texas, Utah, Virginia, Vermont, Wisconsin and Wyoming. No offer to sell any securities, and no solicitation of an offer to buy any securities, is being made in any jurisdiction in which such offer, sale or solicitation would not be permitted by applicable law. We continue to seek approval of other States and we frequently update our approved States list on our website (http://www2.richuncles.com/e/209752/2017-03-23/y76v/33255985).

Our mailing address is:

Rich Uncles
3080 Bristol Street, Suite 550
Costa Mesa, CA 92626

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